Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle CGAI Podcast Transcription

Kelly Ogle:

Hello everyone and welcome to Energy Security Cubed, where we explore the pillars that form the nexus of energy security in Canada and the world, energy economics and the environment. I am your host, CEO and president of the Canadian Global Affairs Institute, Kelly Ogle. On today’s episode recorded June 11th, 2021. We discussed the future of lithium-ion batteries as an integral component of energy security in North America and Canada’s place in the battery supply chain. We’re really excited to have with us today, Ajay Kochhar, the president and CEO and co-founder of Li-Cycle. Li-Cycle was founded in 2016 by Ajay and Tim Johnston, with the goal of making lithium-ion batteries, a circular and sustainable product. Prior to establishing Li-Cycle, Ajay progressed through roles in Hatch’s industrial, clean tech and advisory practices. Welcome Ajay, we’re really glad to have you.

Ajay Kochhar:

Yeah. Delighted to be here. Thanks for having me.

Kelly Ogle:

To get us started, why don’t you quickly go over what Li-Cycle does, what your role is and about the company and its evolution. Then maybe finish off this segment with the discussion of the North American battery supply chain.

Ajay Kochhar:

Yeah, certainly. So take a step back. So as you said, we’re founded five years ago. I’m an engineer and just maybe a little bit of the founding story as well.

Kelly Ogle:

I figured that when I saw Hatch.

Ajay Kochhar:

Yeah. Two engineers, me and Tim. So I’m a chemical engineer, he’s a mechanical engineer. What we were doing at Hatch was basically engineering metallurgical plants that make chemicals, metals that go into everyday life, but also importantly lithium-ion batteries. So nickel, copper, cobalt is a by-product and lithium. Lithium is actually a main focus for us at Hatch and small industry rapidly changing. Change a lot in a very short period of time, because of batteries. And we were working on these projects, technically, commercially and frankly, we’re scratching our heads wondering, where are all these batteries going to go? Is the one part of it.

Ajay Kochhar:

But also as you make batteries, we also know that it’s not perfect. Right? You have levels of manufacturing scrap, offcuts, rejects. So that’s also something that needs to be handled along the way. Right? And as you scale that exponentially, all those things scale non-linearly. Right? So look at this, didn’t see the solution in the market and frankly, good engineers were a little frustrated that we weren’t finding what we would think is the right way to deal with this material.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 1 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

We were seeing a lot of thermal processing, for example, which loses a lot of the material. It’s not environmentally friendly. You burn off how the material’s within and maybe those components are called for example, forever chemicals, when they get in the atmosphere. The flip side of it is, it’s not as economic when you thermally treat a lithium-ion battery to try and recycle it. So lastly what we do at Li-Cycle, segueing off of that origin story. We are the fit for purpose solution for the recycling of all types of lithium-ion batteries. Take the smallest battery you can, like a Apple Watch, all the way to buses and much larger. And of course, passenger electric vehicles is a large segment. We’re 115 people today.

Kelly Ogle:

Wow. That’s great. In Mississauga, right?

Ajay Kochhar:

Yeah. But we have operations in the US now, Rochester, New York. I was just actually there this week. We’re commercial, 50 plus battery supply customers, we make product, we sell product. So we’re doing this and at the same time it’s kind of top of the first inning. And we’re just at that inflection point of additional scaling, growing with our customers as they’re electrifying everything. So we’re going to dig into that much more, but that’s the intro.

Kelly Ogle:

What’s your strategy in the short and medium term for the company? Are you a private corporation or?

Ajay Kochhar:

So we are actually right in the midst of a go public transaction. It’s a SPAC merger, actually a special purpose acquisition company merger. We announced this back in February through it, we’ve raised a $315 million PIPE, private investment in public equity. And the SPAC we’re merging, without going into too much of the technical, has put us 300 million in the trust. So total proceeds to us, growths expected, is in and around $615 million.

Ajay Kochhar:

Why we did this? Because we now are at that point, as I just mentioned, where our customers are scaling rapidly, they want to know we’re going to be there for them. So a very efficient way for us to raise that capital and that should be concluding, relative to where we stand today, in the next coming weeks. Just to be clear, so that you can add, is the name of the SPAC is Peridot and that trades under the ticker PDAC on the New York Stock Exchange. When it lists us, it will become LICY Li-Cycle, but right now it’s PDAC on the NYSC.

Kelly Ogle:

Well, all our listeners will be pleased to hear that, because a lot of the people that follow us are investors across the energy spectrum. So that’s interesting and we’ll for sure make those points known in things that we put out about Li-Cycle. So tell us about the North American battery supply chain.

Ajay Kochhar:

Look, it’s extremely interesting the time that we’re in. Five years ago when we started this business, Tim and I would often be told, “Hey guys, what are you doing? EVs aren’t really even here, aren’t they 10 years away? Why are you even focusing on recycling?” And further, North America has always been seen to be very behind, right? In terms of our supply chain and electric vehicles. Where we stand today, 2021, five years later, it’s changing in the right way. And we’re still behind, relative to install base of making lithium-ion batteries, EV uptake, et cetera. They’re evolved [inaudible 00:06:06] say China or other jurisdictions, but the sense of urgency has now been imbued.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 2 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

I don’t know how it came to be, but we’re very happy that it is there and there’s a realization that we need to get an on-shored supply chain that makes batteries. Goes through the EVs and the closed loop, back through recycling and importantly, the critical materials, the lithium, the nickel, the cobalt that’s needed to make this all work. Whether it be from primary mining and importantly, secondary recycling is starting to be an increasing part of that. So we’re in a very different place as of 2021. Long ways to go, but I’m optimistic about it and it’s refreshing to see the sense of urgency around it.

Kelly Ogle:

That’s great. I think that the exponential improvements in all of these technologies. I think there was a lot of pushback, misunderstanding, but it is upon us. As before we started, you and I, we were discussing the move by the big car companies to a substantial number of models that are going to be electric and not very long. And I guess when they said 10 years away, they weren’t far off really. Right? With the intersection of the market. Let’s move on a little bit.

Kelly Ogle:

Earlier this month, while early this week, the Biden Administration announced it is taking immediate action to strengthen supply chains for critical products. Large capacity batteries and critical minerals and materials were identified as two areas of focus for strengthening supply chains. In fact, your company was cited in the report and it was a long, big report, referencing plans for lithium-ion battery recycling. There’s a lot in that report, but I’d like to focus on the sourcing of what the report calls, critical materials for high capacity lithium-ion batteries. Where do the crucial minerals for batteries currently come from and do they exist in Canada?

Ajay Kochhar:

Yeah. So you here often this term tossed around critical materials and there’s many ways to define that, but they have criticality typically for supply chains, national security. Right? There are different definitions of this, but three key ones I’d highlight, there’s more. The three key ones I’d highlight are lithium, nickel and cobalt. Lithium, it’s in the name, people know that with lithium-ion batteries. Nickel and cobalt are used in the cathode, in the positive terminal in the batteries, depends on the flavor of lithium-ion battery. There’s many types, but many use nickel and at least some level of cobalt.

Kelly Ogle:

Canada is one of the largest nickel producers in the world.

Ajay Kochhar:

There you go. So this is the thing, where we are today. You can’t change the geology of your country, it is what it is. Canada has the strength in mining and metallurgy, one of the main countries known for it. It’s fantastic. Right? So main nickel producing source, cobalt is a bi-product. Lithium, there are some deposits in Quebec, and hopefully we’ll get there at some point with production. But outside of that, globally these deposits are where they are, right? So lithium is very stratified between South America, Australia in the actual location. Nickel, many sources all around. Canada is one of the key ones, but you also have new, lower content nickel deposits that are very remote. Places like New Caledonia off the coast of Australia. You have cobalt, which 75% of it comes from the Congo.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 3 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

So each of these, it is where it is and I would almost describe it like a lithium, nickel, cobalt atom. In a battery they have a global passport. They’ve been all around the world. It gets extracted in say, lithium in Chile and maybe converted there and if not, it goes somewhere maybe in China to make a chemical. And then it goes to, it could be Japan or Korea or within China to make something called a cathode, which actually goes in the battery. And then maybe that cathode goes all the way over to, it could be Europe. It could be within China, now [inaudible 00:10:21], North America and then it goes in the vehicle and I’m not going to even get into the end of life.

Ajay Kochhar:

That’s the point, these things have these crazy round world trips. And the point I want to make here is, that I think there’s this recognition, that the point was made in the report. That this needs to be increasingly localized. That just doesn’t make a lot of sense and the way to do it, in case you can’t change your geology. Focus on places that you can have high quality mining, that’s clean, ESG friendly, transparent, but you also need to get good recycling, because you can tap into the above ground mine, the urban mine.

Kelly Ogle:

Right. So we’re not going to go into the human condition and cobalt and the Congo. That’s not the point of the discussion. So do you believe there’s... Nickel for sure. I’ll digress a little bit. In the battery, say a car battery. What’s the percentage of lithium, cobalt, nickel out of a 100% of the battery itself? It’s mostly lithium, correct? Is that not the biggest component?

Ajay Kochhar:

No, actually it’s one of the smallest in terms of that.

Kelly Ogle:

Really? Okay.

Ajay Kochhar:

It’s only a few percent, 2, 3% of metal equivalent. Just keep in mind though, in the industry the main form is lithium carbonate. So five times that, maybe 10% of the battery’s that. Nickel cobalt, it varies, but roughly between 4 and 8%, in that sort of range. So you have a lot of graphite, you have a lot of other things in there. But these are called the critical materials because they have supply chains that are not really totally developed for batteries. Right? They’re in this nascency, it’s very dis-aggregated and the battery doesn’t work if you don’t have that.

Kelly Ogle:

So the supply chain criticality is the main stumbling block here. Right? And that’s what you’re trying to help arrest, that by fusing them over again. Is that correct?

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 4 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

Exactly. This is the big worry and we’ll get there, but this is unprecedented and you can’t just snap your fingers and the mind turns on. Right? It’s long lead and-

Kelly Ogle:

We’re not known for regulatory fervor. Your country has digressed dramatically in the ability to using just oil and gas, but mining has suffered largely in the ability to get the capital employed. Right? It seems like governments don’t seem to understand that, they really don’t. They don’t understand the criticality of the dollar you get in today, it needs to be working tomorrow or the investor’s not happy.

Ajay Kochhar:

Yeah. And we need to do this to the extent we can from primary, because it has to come from somewhere to start with, and that should be as clean as possible. And then second, the point is and that what you’re saying, is we then don’t want to lose that once it’s above ground in batteries. Bring it back in the supply chain and that can happen actually infinitely. Just barring any losses along the way, through what we do. There’s no degradation of the materials. Get them back into a usable, virgin, equivalent form, if not better. Right? But all the auto manufacturers that we work with, all the battery manufacturers, et cetera, they’re all aligned with this. Right? It’s not going to work if in 20, 30 years, we’re still struggling to find deposits of lithium and nickel and cobalt. We have to tap into the above-ground mine and that’s what we’re doing at Li-Cycle.

Kelly Ogle:

Clean Energy Canada released a report, that on the steps they feel the federal government should be taking to develop Canada’s battery supply chain. One of their recommendations is the creation of a $15 million fund for commercializing battery technology. Is that a step in the right direction?

Ajay Kochhar:

Yep. It’s a good start.

Kelly Ogle:

Is it enough money though?

Ajay Kochhar:

Look, I think in this industry, you always have to add in a zero and that’s probably what you need. So 15 million is a good start, but to really scale... I mean, take a case study. Right? GM, 30 electric vehicles in their lineup. You have Ford now with their F-150 Lightning. Right? So the batteries needed to support that, think about the scale here, it’s a mess. It’s a mess. This is long-term, trillion dollar level market, of course. Right? So I think where the gap is, we’ve seen in the market, I have two.

Ajay Kochhar:

I think one is this understanding is now growing, but you can’t just hone in and say, “Hey, we want battery cell manufacturing and that’s it.” Right? It doesn’t really solve the problem long-term, because the problem is that you want to get that full supply chain. Let’s say you also need cathode making. Right? So I think there’s been a lot of dialogue there with the stakeholders to say, “You need to look cross supply chain.” Start with the quick wins, but you need to have a vision of how do we get there? Because if not, you’re going to have a critical missing part of the puzzle piece. Right?

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 5 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

The second is, and we ran into this too, to be candid. There is this gap that occurs in technology development, we have to do fundamental hard tech scale-up. Right? And you get to the point where you’re commercial and now you’re going to copy paste what you’re doing or you need to make it much bigger. And capital markets are organizing around this, which is great to see, but there are valleys in there where you need risk capital to come in. And the countries that have done super well with this, the government takes a level of risk. They come in, they take risks and they help to bridge that gap. And there are many case studies of this where it works really well.

Ajay Kochhar:

So we’ll have to see that happen in some way, and this is a good start, but if not, this is fast paced moving. There’s a window here to catch up and a cemented position for North America, Canada, US, but if we wait too long that window will be gone.

Kelly Ogle:

So what would happen? Other jurisdictions would run past us in the development, is that what you’re saying?

Ajay Kochhar:

Yeah. I mean, in the world today you have 211 battery mega factories in the pipeline and out of that, I think 70%, if not more are in China. So you have this fantastic industrial ecosystem in China with use of EVs, battery manufacturing, the full supply chain. They’ve gone out in front of it very aggressively, but now you need to electrify, meet carbon goals in other parts of the world. That supply chain is highly, highly concentrated. I won’t get into the geopolitics of it, but the point is, if you want a self-sustaining-

Kelly Ogle:

No, go ahead. That’s the point of the... Wax on Ajay, that’s exactly what I want to talk about. You tell me. Geopolitics is an interesting... I’m glad you used that word, because people don’t seem to understand geography and geology in effect, because that’s what’s... And they’re a decade ahead, right? Or close to a decade ahead in the development.

Ajay Kochhar:

Yeah.

Kelly Ogle:

Plus it’s a command economy. You don’t have to worry about 25, 30, 35% private equity rates of return. Which is the fight that is among the capital providers that you’ve tried to see, I’m sure. Show us how we can triple our money, that’s what we want. Sorry. I’m digressing, because I’ve been on the other side of the game in different industries and I understand the cost of capital isn’t cheap in North America.

Ajay Kochhar:

Yeah. I think the report, the 100 day review in the report findings, there’s a lot of, I’d say encouraging candor to state that there is a recognition that we are behind. Other industry examples, semiconductors. Right? Look at other verticals where North America could be a stomping grounds for IP development, technology development and then that’s kind of it. You lose the manufacturing presence and the push. Then the other part of this, is that this will be a very localized supply chain, because at the end of the day, EVs are used everywhere.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 6 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

Yeah, you can’t control your geology, but when those EVs are above ground, then you want to recycle them, get the materials back in. But if there’s no domestic place for us to go back to, it’s going to go back to another region. And as companies worry about national security, they worry about what is a critical element of the economy, because this is going to affect all parts of our lives, already is. You can’t have from just a strategy standpoint, coming from a company level, I wouldn’t feel comfortable if all my eggs were in one basket, where 80, 90% of that is being controlled in one place. We’ve seen many examples of this. [inaudible 00:19:13] is another one, where there’s danger to that. And so I think there are many places where you can step in. That’s a bit of a negative tone.

Ajay Kochhar:

But I think the positive point of this is, we have so many great companies like us, that are innovative, tackling this in a very new way, coming up with a new battery technology or new ways to tackle things. The valley of death, as it would be referred to or many valleys of potential death, for a company who is in a scale up phase like ours, we’re past a very key one there. Is that point where you need the capital and the stakeholder support, including government to push and make this happen. Get out from being a pilot, get out from being kind of R&D lab scale and get to scale. And we’re there now and we’re fortunately on that track, but it’s not just recycling. You need to see this in cathode making, battery making, EV making.

Kelly Ogle:

Well, there’s the problem. In Canada we mine the ore’s and ship them somewhere else and bring the pieces back and it’s the same in the oil and gas sector. Right? Or natural gas, you produce a molecule of natural gas in Western Alberta, put it in a pipeline, ship it down another pipeline to the Gulf Coast. Put it on a ship, take it over to China, make a plastic chair and sell it to Canadian Tire. Sorry, but we can’t-

Ajay Kochhar:

But it’s the same thing. [crosstalk 00:20:36]

Kelly Ogle:

We’ve got to get over this hurdle and I get frustrated with the governments on both sides of the border. Having said that, it seems like there’s a pathway here and what you’re doing is very, very interesting. Just before we close, let’s talk about the recycling process. Many recycling strategies have struggled over the last few years and that as you know. Firms that process recycled plastics, for example, have a difficult time finding customers, largely because new plastics are very cheap to produce. That’s why we have a plastics issue, right? It’s interesting to talk about recycling, but it’s not economic. Having said that, batteries are quite a bit different than plastics. Is there a risk of a similar situation for Li-Cycle, if the market is flooded by newly mined battery materials? I’m kind of thinking that’s not going to happen. There’s too much technology involved here with what you do.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 7 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

Yeah. This is a very fundamental thing. When we started the business, for us, this needed to work on the bear commercials of the business. So meaning, unit of operation, unit of economics, it needs to be profitable. Not with a subsidy, not with anything like wishful thinking, you’re going to get paid for X, Y, Z. So the good thing is when we started, the answer to that was, yeah, there’s a good, solid, economic case here. And what that comes back to is the material value and the range of things that are in lithium-ion batteries that can be recovered and it’s quite variable. But these are scarce, battery grade, critical materials that have supply chains that are inelastic. They don’t really supply and reply to changes that quickly and it’s many materials. So plastics by comparison or even take tire recycling, glass even. The challenge there is usually, okay, what’s the starting worth even of the virgin material? And if that’s not a very good place to start, but that’s kind of our universe to work in. Right? Us to have our operating costs. So that’s the good news about batteries.

Ajay Kochhar:

The bigger picture we have in common, I’d take it even a step further and say, “Well, we’re actually cheaper. We’re cheaper than mining and refining.” Now we obviously need mined and refined material to really meet the bulk of the demand for the next say 10 years. Recycled material could be globally 10, 20% of the demand for lithium, nickel, cobalt. Which is a huge step up from almost basically nothing for lithium and a couple of these things. So it’s great. Long-term we could see this being recycling of lithium-ion batteries could be 50, 60, growing 70% plus of the supply of lithium, nickel, cobalt globally from recycling. And that is obviously a seismic shift and that will take maybe 20, 30, 40 years.

Kelly Ogle:

Well, there in is the circular economy that works against other jurisdictions in the world. Right? You’ve got to the point where you’re not dependent on somebody else’s supply chain and that’s the principle, that’s what you’re after.

Ajay Kochhar:

Lower carbon footprint too.

Kelly Ogle:

Well, you just think about that. You’ve already done it once, right? If it’s effective and efficient in the first go around, it’s got to be better in the second and the third and the fourth. So this is great. Ajay to finish up, just remind us again what you’re doing with the company and what the timing is of your SPAC and we’ll just about end it there.

Ajay Kochhar:

Yeah. Perfect. Again, Li-Cycle commercial business, we’re the largest lithium-ion battery recycler in North America. We work publicly, it’s up there. We work with groups like General Motors and LG Energy Solution through their joint venture, Ultium, which is going to be making battery cells. So our business is growing in two phases. At deduction very heavily, but batteries, as they’re made, generate scrap, any factoring scrap’s not perfect. It’s a few percent that’s generated, maybe only a few percent of their output, but it’s a lot of material. So that is the first wave, very significant wave of material for recyclers like us. We’re well out ahead with differentiated patent technology, the commercials to back it up. And that’s well before phase two. This is why this is really top of the first inning, it’s profitable today and scaling on the unit economic basis.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 8 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

But the real future here is that tsunami of batteries that will be there, that needs to be handled and that’s some ways off. We can make a great business today in phase one, but where we want to be is to be the sustainable and circular solution for all types of lithium-ion batteries. Doing it today, but scaling to be much, much more into the future. And where we’re at with the transaction, just lastly. We’re at the tail end, SPAC mergers are a bit interesting, because they’re kind of opposite of an IPO. So you do the raise and all the things that would come last in an IPO, first. And then now we’re going through the process with the FCC, to get our proxy finalized. We’re very close, the FCC is clearly very backed up with all the activity that’s been there in the market. But in the coming weeks, relative, say June 11th, we should be getting there to the final shareholder vote of Peridot. And then subsequently thereafter, we’ll be trading as Li-Cycle LICY.

Kelly Ogle:

Well, the best of luck to you and Ajay, take this company, I can see it becoming a multi-billion dollar enterprise and I’m looking forward to you building a great Canadian company here. We don’t have enough of them. They get onboarded to somebody else way too soon and I’m looking at you and saying, “I’m going to hold you to building this into a 50 billion dollar enterprise for Canada in the future.”

Ajay Kochhar:

We’re just getting started. So let’s see.

Kelly Ogle:

I love your vision and this has been very, very interesting. We always have asked the final question of our guests, because when I went back to university in my 50s and got a master’s degree. One of the profs that I had, I keep this in my mind, he said, “Whatever you do, read widely.” And I do. And I wonder what you’re reading today?

Ajay Kochhar:

So I probably don’t read as many books as I do, but we read and I pour over battery market reports. It’s going to sound not that exciting, but research from, papers from the bankers, the brokers. This market is changing so rapidly. So we need to keep apprised of what is happening. That is what I read in my sleep and when I wake up.

Kelly Ogle:

I was just going to say, you get the circular thoughts in the middle of the night. So you’re up in the middle of the night, because you’ve got this circular thought on this thing. You need to not take busman’s holidays Ajay, you’ve got to get your mind out of... Every now and then, you got to move out of this.

Ajay Kochhar:

Yes.

Kelly Ogle:

I’ll tell you the wisdom of a 64 year old guy. If you don’t, you’ll still be doing it when you’re my age like I do. Anyways, it’s been great to have you on and we’ll circle back. As you evolve, we’ll certainly help, because we never even touched on the defense industry. Right? On the security of Canada, you think there’s a bunch of these critical minerals involved in a car. Imagine how much they’re putting in a F-35 and those pieces break and need to be replaced too. So thanks so much.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 9 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

Ajay Kochhar:

Pleasure to be on, Kelly. Thanks so much for having us.

Kelly Ogle:

And thanks for listening to this episode of Energy Security Cubed, on the Canadian Global Affairs Podcast Network. You can find the CGAI Network on iTunes, Spotify and Google Play. If you like the show, give us a rating. You can also find the Canadian Global Affairs Institute on Facebook, Twitter and LinkedIn. More importantly, if you liked this episode and want to help us keep creating content, you can support us by donating at cgai.ca/support. Energy Security Cubed is brought to you by our team at CGAI. Thanks go out to our producer, Joel Callanan and to Drew Phillips for providing our music. Kelly Ogle, thanks for joining us on Energy Security Cubed.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 10 of 11
Transcript by Rev.com

Li-Cycle CGAI Podcast Transcription

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Ajay Kochhar Podcast Original Audio (Completed 06/14/21)	Page 11 of 11
Transcript by Rev.com